

Washington Mutual

Subprime Mortgage Program

November 2006

Free Writing Prospectus

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request.

Forward-Looking Statement



This presentation contains forward-looking statements, which are not historical facts and pertain to future operating results. These forward-looking statements are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. When used in this presentation, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning, or future or conditional verbs, such as “will,” “would,” “should,” “could,” or “may” are generally intended to identify forward-looking statements. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements for the reasons, among others, discussed under the heading “Factors That May Affect Future Results” in Washington Mutual’s 2005 Annual Report on Form 10-K/A and “Cautionary Statements” in our Form 10-Q/A for the quarter ended March 31, 2006 and Forms 10-Q for the quarters ended June 30, 2006 and September 30, 2006 which include:

- general business and economic conditions, including movements in interest rates, the slope of the yield curve, and the overextension of housing prices in certain geographic markets;
- rising interest rates, unemployment and decreases in housing prices impact credit performance;
- risks related to the option adjustable-rate mortgage product;
- risks related to subprime lending;
- risks related to credit card operations;
- changes in the regulation of financial services companies, housing government-sponsored enterprises and credit card lenders;
- competition from banking and nonbanking companies; and
- negative public opinion impacts the company’s reputation.

There are other factors not described in our 2005 Form 10-K/A and 2006 Forms 10-Q and which are beyond the Company’s ability to anticipate or control that could cause results to differ.

Washington Mutual

Index

 **Washington Mutual**

Subprime Mortgage Program Overview

WaMu is focusing on higher margin products

- WaMu is committed to residential mortgage lending across the entire credit spectrum

- Improve profitability by expanding into higher-margin products offering a favorable risk/return profile

    - *Long Beach Mortgage (broker-sourced subprime mortgage lender)*

    - *Subprime mortgage conduit (flow and bulk purchases)*

    - *Alt-A mortgage conduit expansion*

    - *Mortgage Banker Finance expansion (mortgage warehouse lending)*

- Leverage existing expertise and infrastructure to improve efficiency

    - *<u>Subprime mortgage acquisition platform:</u> Since 1999, WaMu has purchased $44 billion ($14 billion outstanding as of Aug. 2006) in subprime mortgages from third-parties*

    - *<u>Infrastructure:</u> Credit, compliance, capital markets, legal infrastructure already in place to serve needs of Long Beach Mortgage*

    - *<u>Above average servicing platform:</u> $45 billion in subprime mortgages serviced at September 30, 2006 on a platform that is highly rated by rating agencies*

 **Washington Mutual**

Realignment of all WaMu's residential mortgage businesses under one roof

✓ **All residential lending channels integrated into the Home Loans division in 2006**

  ➢ *Long Beach Mortgage previously under the Commercial division*

✓ **Capital markets realignment due to integration of residential lending channels**

  ➢ *All subprime mortgage capital markets activities, including Long Beach Mortgage, under the direction of one manager*

  ➢ *Evaluation of best execution the same no matter which channel sources the loan*

  ➢ *Subprime execution distinct from other product types*

✓ **Subprime servicing default management fully integrated into WaMu servicing management structure**

  ➢ *Upon integrating Long Beach Mortgage into Home Loans, default management for the Long Beach Mortgage portfolio also moved into Home Loans;*

  ➢ *Home Loans Default Management has its own default group;*

  ➢ *Both the Head of Servicing and the National Default Manager's careers based in subprime servicing*

Washington Mutual

WaMu Subprime Organization

Kerry Killinger
Chairman and CEO

Steve Rotella
President & COO

Ron Cathcart
EVP, Enterprise Risk Officer

David Schneider
President, Home Loans

Arlene Hyde
Division Executive Prime and Nonprime Wholesale Lending

David Beck
Division Executive Capital Markets

John Berens
Division Executive Servicing

Cheryl Feltgen
Division Executive Chief Risk Officer

Production

Operations

Doug Potolsky
SVP, Subprime Mortgage Capital Markets

Steve Champney
SVP, National Default Manager

Alex Park
SVP, Senior Credit Ofiicer - Subprime

Appraisal Review

Compliance

Long Beach Mortgage

Subprime Conduit

Specialty Mortgage Finance

Prime

Subprime

 **Washington Mutual**

Seasoned Management Team

Executive	Division	Title	Joined WaMu	Total Relevant Experience	Previous Employer
Doug Potolsky	Subprime Capital Markets	SVP Capital Markets	2006	25 years	JP Morgan Chase
Susan Sinn	Long Beach Mortgage	Wholesale Nonprime Operations Manager	2006	25 years	JP Morgan Chase
Dennis Lau	Specialty Mortgage Finance	FVP	1987	19 years	Washington Mutual
Jay Weisbrod	Long Beach Mortgage	Wholesale Production Manager	1994*	16 years	Beneficial
Dave Coultas	Long Beach Mortgage	FVP Capital Markets	2004	13 years	Washington Mutual
Alex Park	Credit Policy	Senior Credit Officer	2006	14 years	Fremont
John Berens	Servicing	SVP, Servicing	2005	24 years	JP Morgan Chase
Steve Champney	Servicing	SVP, Default Manager	2005	20 years	JP Morgan Chase

joined Long Beach Bank, F.S.B.

Long Beach Mortgage

a division of Washington Mutual Bank

 **Washington Mutual**

The Subprime Mortgage Industry's Most Experienced Broker-Sourced Lender



1988
Long Beach, F.S.B establishes Broker-Sourced operation

1994
Long Beach surrenders its bank charter. Broker-sourced operations expands outside California

1996
Origination volume exceeds $1 billion in 43 states

1997
Broker-sourced division sold to newly formed public company*

1999
Long Beach Mortgage Company acquired by WaMu

2004
New Strategy Implemented

2006
Long Beach Mortgage became division of WMB

* New companies commence business as Long Beach Financial Corp and Long Beach Mortgage Company, respectively

Loan Fulfillment Centers



WA

MT

ND

★ Lake Oswego
OR

MN

ID

WI

SD

WY

ME

NH

VT

NY

MA

RI

CT

No.
CA

NV

★ Dublin

★ Stockton

UT

NE

IA

CO ★

Denver

MI

PA

DE

★ Clark

★ Itasca

IL

IN

MD

★ Anaheim
AZ

NM

MO

KS

WV

VA

KY

NC

TN

OK

AR

SC

AL

GA

MS

TX

★

Dallas

LA

FL

Mississippi
– N/A

Q2 2006 Top 10 states by
dollar volume with average
FICO (1st liens only)

Other	621
AZ	632
VA	635
NY	646
MD	629
WA	62
NJ	630
IL	635
TX	623
FL	631
CA	645

0%   20%   40%

 **Washington Mutual**

Long Beach Mortgage* Annual Origination Volume



* Subprime mortgage broker channel

Washington Mutual

Improving credit standards since 2004

Jan 2004	→	Disallowed < 500 FICO primary borrowers
	→	Ceased lending on manufactured housing
Jun 2005	→	Eliminated "D" credit eligibility
Dec 2005	→	Raised minimum FICO from 575 to 600 on piggyback loans
Mar 2006	→	Lowered maximum LTV for Full Doc "C" borrowers
	→	Established minimum FICO score for Non-owner Occupied loans
	→	Disallowed private party 2nd liens for Non-owner Occupied loans
	→	Implemented DISSCO screening for all loan submissions to minimize fraud related to incorrect applicant information and property overvaluation
Apr 2006	→	Increased minimum Net Disposable Income requirements
	→	Reintroduced bankruptcy seasoning requirements
	→	Eliminated stated income wage earner loans for First Time Homebuyers
May 2006	→	Raised piggyback stated income FICO score minimum to 620
	→	Established additional guidelines for First Time Homebuyers

- ✓ *Owner-occupied only*
- ✓ *Property type 1-2 units only*
- ✓ *Maximum combined loan amount $750k*
- ✓ *Non-financial institutions 2nd lien loans disallowed for LTV/CLTV ≥ 95%*
- ✓ *Debt-to-income ratio maximum 50%*
- ✓ *2 months reserves (PITI) required on stated income loans with LTV/CLTV > 80%*
- ✓ *Bankruptcy seasoning ≥ 36 months*
- ✓ *Payment shock maximum 200% on PITI*

Oct 2006	→	Raised minimum credit history standard for high CLTV loans
Nov 2006	→	Raised piggyback stated income FICO score minimum to 640



Washington Mutual

A Major Shift in Characteristics in 2004







Proactive response to negative industry trends



90+ Delinquencies (MBA) at 6 months seasoning
Securitized 1st Lien ARMs
Originated January - June

Subprime performance has deteriorated in 2006 more for Long Beach than the industry





90+ Delinquencies (MBA) at 6 months seasoning
Securitized 1st Lien ARMs
Originated January - June
Purchase Money, LTV 75.1% - 80%



Securitized 1st Lien ARMs
Originated January to June
Purchase Money Loans, LTV 75.1% - 80%

Management actions have been effective in reducing these and other high-risk loan types





1st liens with Simultaneous 2nd liens

Source: LoanPerformance, Washington Mutual

 **Washington Mutual**

Historical performance of Piggyback 1st Liens compared to Stand-alone 1sts with 80% LTV







Impact of credit changes on FICO distribution

✓ Fewer sub-600 FICOs

✓ More FICOs 600 to 650









Improved FICO characteristics



Average FICO Score

FICO - 1sts
FICO - 2nds



Improving Average FICO on 1sts

And a tighter FICO distribution





FICO Distribution

% of Monthly Production

December 2004
January 2006
August 2006

< 600   600 - 650   > 650

 **Washington Mutual**

Improvements in collateral mix



% of 1sts with a Simultaneous 2nd and Average FICO Score

Fewer piggyback loans



And better FICO scores on non-piggyback loans





% of 1sts without a Simultaneous 2nd and Average FICO Score

 **Washington Mutual**

A Shift Away from Piggyback Stated Income





Note: base = Dec 2004 monthly origination volume;
piggyback = 1st lien loan having a 2nd lien loan
originated simultaneously



Higher Average FICOs and more Full Docs













Note: Long Beach Mortgage does not originate stand-alone 2nds

Washington Mutual

Higher Average FICOs for each loan purpose



Purchase 1sts % and FICO Score



Cashout 1sts % and FICO Score



Refi (no cashout) 1sts % and FICO Score



Purchase 2nds % and FICO Score



Cashout 2nds % and FICO Score



Refi (no cashout) 2nds % and FICO Score

 **Washington Mutual**

Higher Average FICOs for loans to investors



Owner Occupied 1sts % and FICO Score



Nonowner 1sts % and FICO Score



2nd Home 1sts % and FICO Score

 **Washington Mutual**

Risk Management – Appraisal Review

- 100% appraisal review by Long Beach Mortgage underwriters

- 100% appraisal review to Washington Mutual standards
  1. OptisValue System is WMB's rules-based system and checks eligibility of 100% of appraisals
  2. CoreLogic's HistoryPro and ThirdParty Scorecard are used on 100% of properties to reduce the risk of fraud
     - HistoryPro calculates an f-score (0 – 25) that represents the likelihood of flipping
       - Score 0: appraisal review complete
       - Score 1 – 3: CoreLogic's AVMSelect used to verify value
         - 15 AVM vendors tested on > 44,000 properties purchased Q4 2005
         - Top 5 vendors assigned by county
         - Choice of vendor based on accuracy and hit rate of AVM
         - Verification annually
         - AVM value triggers technical review if < 85% or > 120% of appraisal
       - Score 4 – 25: Appraisal sent to vendor management company for a technical review
     - ThirdParty Scorecard calculates a score (0 – 25) that represents the likelihood the broker is committing collateral fraud; scores > 5 require vendor management company to complete a technical review

- Technical reviews performed by eAppraiseIT (First American) and LSI (Fidelity)
  1. Certified or licensed appraisers perform desktop or driveby review on about 30% of appraisals
  2. Currently, each vendor assigned half of all reviews for each geographic area
  3. Eventually, choice will be based on review quality, valuation accuracy and speed

- Loans underwritten using lower of appraised or revised value (0% tolerance)

Washington Mutual

Significant portion of appraisals reviewed by an appraiser

Long Beach
all channels



12%

28%

60%

- ■ % Appraiser Review - Administrative
- ■ % Appraiser Reviewed - Technical
- ■ % Approved without Appraiser Review

Wholesale Prime



14%

18%

69%

- ■ % Appraiser Review - Administrative
- ■ % Appraiser Reviewed - Technical
- ■ % Approved without Appraiser Review

Washington Mutual

Strong Compliance Culture

✓ **Compliance reporting lines are independent of business units**

✓ **LBM compliance officers dedicated to loan fulfillment centers**

✓ **High cost calculations automated in the loan origination system and prohibit approval of high cost loans**

✓ **100% of loans are reviewed for, among other things, compliance with key consumer regulations prior to funding**

✓ **100% of refinance loans must pass a net tangible benefits test**

✓ **Corporate Compliance Risk reviews a sample of closed loans every month for compliance by loan fulfillment center and the grades are part of the loan fulfillment center's Key Performance Indicators**

 **Washington Mutual**

Subprime Mortgage Conduit

 **Washington Mutual**

WaMu Subprime Conduit Strategy

- Create a business model that is focused on long-term, stable income growth rather than short-term cash proceeds

  – *Unlike some Wall Street conduits, WaMu's conduit has significant "skin in the game"*

  – *Opportunistically add loans to WaMu's balance sheet*

- Develop strong, lasting partnerships with sellers

  – *Focused on middle market subprime lenders (net worth ≈ $5MM on average)*

  – *WaMu can provide warehouse funding, takeout, deposit services, etc.*

- Implement strong risk management systems

  – *Accurate credit risk assessment*

  – *Ongoing risk management and feedback to acquisition and credit risk teams*

  – *Goal is stable and consistent loan performance*

- Employ "best in class" servicing tools and techniques

  – *Washington Mutual sells servicing retained and affiliates retain residual ownership*

  – *Goal is to attain superior performance given credit quality*

  – *Ongoing performance feedback to acquisition and credit risk teams*

- Create strong relationships with investor partners

  – *Transparency is a key goal*

 **Washington Mutual**

Risk Management – Sellers

- Seller due diligence focused on developing a long-term profitable relationship
    - *Thorough review of business and lending practices, underwriting philosophy and guidelines*
        - Comparison to industry standards
        - Focus on prudent risk management of seller
        - Limit exposure to predatory lending and full compliance with consumer regulations
    - *Review historical performance and compare to industry norms*
    - *Net worth ≈ $5MM on average*
        - Sellers have room to grow their businesses but are not too big to control
        - WaMu can provide full menu of banking services
- Ongoing "Deep Dive" seller performance monitoring using proprietary risk management models
    - *Focus on credit and churning*
    - *Performance vs. expectations*
    - *Performance vs. other WaMu partners*
    - *Performance vs. industry*
    - *Seller reps/warrants strictly enforced*

 **Washington Mutual**

Risk Management – Mortgages

- Extensive use of models drives performance expectations
  - Models are constantly re-calibrated to incorporate recent performance history
- Clearly established minimum standards
  - Credit standards reviewed and approved by Washington Mutual Credit Policy Committee
  - Seller pools are filtered to so that loans meet minimum standards prior to due diligence
  - **NO** FICO < 500
  - MAX LTV/CLTV 100
  - **NO** High-risk property types: MH, 5+ units, condotels, coops, time shares
- Significant level of loan level due diligence by third-party due diligence firms
  - 100% complete re-underwrite on pools purchased from new sellers
  - 25% - 100% complete re-underwrite for repeat sellers
  - 100% - validation of appraisal using third-party appraisal valuation product
  - 20% - 100% appraisals reviewed using appraiser drive-by review
  - 100% collateral file review by custodian
  - 100% review for consumer compliance
  - 100% review for predatory practices: flipping, equity stripping, fraud
- Washington Mutual management reviews all due diligence decisions by third-parties

Washington Mutual

Collateral profile of conduit channel

Transaction		Aggregate	2006-HE1	2006-HE2	2006-HE3	2006-HE4
Closing Date			Apr 20, 2006	May 25, 2006	Sep 29, 2006	Oct 27, 2006
Pool Size		$ 1,563,529,554	$ 389,194,677	$ 472,002,321	$ 411,288,638	$ 291,043,919
Loan Type	2nd Lien %	4%	3%	6%	4%	5%
	Adjustable Rate Mortgages	83%	84%	86%	76%	86%
	Interest Only Loans	22%	35%	21%	20%	12%
	40 Year Amortization	22%	2%	18%	32%	42%
	Piggyback 1sts	34%	42%	41%	27%	24%
Coupon	Weighted Average Coupon	8.07%	7.38%	8.30%	8.16%	8.50%
	ARM Gross Margin	5.92%	5.69%	6.08%	5.60%	6.42%
Loan Size	Average Loan Size	$ 194,504	$ 208,039	$ 183,018	$ 222,559	$ 155,389
	Loans < $50,000	1%	1%	2%	1%	2%
	Loans > $500,000	12%	13%	12%	14%	6%
Borrower Quality	FICO	628	635	625	623	631
	FICO < 600	29%	24%	31%	35%	26%
	0x30 Mortgage/Rent History	75%	79%	79%	79%	58%
	Debt to Income Ratio	42%	41%	42%	42%	42%
	DTI > 55%	1%	0%	2%	0%	0%
Loan-to-Value	Original Loan to Value Ratio	80%	79%	81%	80%	83%
	OLTV > 80%	32%	29%	30%	37%	32%
	Combined Loan to Value Ratio	88%	87%	89%	84%	92%
	CLTV > 80%	69%	69%	70%	60%	78%
Documentation	Full Documentation	50%	45%	54%	51%	50%
	Stated Income	42%	49%	43%	45%	26%
Property	Owner Occupied	95%	96%	96%	93%	94%
	SFR + PUD	88%	94%	88%	84%	88%
	California	35%	40%	37%	39%	17%
Purpose	Cashout	50%	48%	45%	65%	37%
	Purchase	45%	47%	51%	27%	58%

 **Washington Mutual**

Subprime Servicing



Servicing Default Management Organization



- **Steve Champney**, SVP, National Default
  - Ed Bach, National Mgr, Collections & Subprime Loss Mit
    - Michael Goines, Div. Mgr, SubPrime IB/OB
    - Pat Friedberg, Div. Mgr, SubPrime 30-89
    - Lisa Shepherd, Div. Mgr, EEPD/FPD
    - Mahala Anderton, Div. Mgr, Prime
    - Open, Div. Mgr, SubPrime IB/OB
    - Miguel Perez, Dept. Mgr, SubPrime LM/ Back End Chats
    - Open, Dept Mgr, SubPrime LM/ Front End Jax
  - Ann Thorn, National Mgr, Asset Recovery
    - Beth Boulton, Div. Mgr, BKR/FLC Timeline
    - Ann Garbis, Div. Mgr, BKR/FLC Splc. Loans
    - Open, Div. Mgr, AR Vendor Mgmt
    - Michele Stockdale, Div. Mgr, P/P & S/P
  - Ken Bartell, National Mgr, FRU/MIS/Budget/Call Strategy & Reporting
    - Mike Wood, Dept Mgr, FRU/Loss Analysis
    - Karen Gothard, Dept Mgr, Def. Reporting
    - Greg Purtee, Div. Mgr, Call Center Strategy
    - Cynthia Vranesevic, Mgr II, MIS/Budget
  - Renee Johnson, National Mgr, Strategic Ops
    - Steve Solof, Div. Mgr, Audit
    - Open, Div. Mgr, Sr. Project Mgr
    - Loretta Clark, Dept Mgr II, Communications and Emp. Morale
    - Open, Div. Mgr, Credit Risk
  - Brad Kallner, National Mgr, Prime Loss Mitigation
    - Wendy Woodcock, Dept Mgr, Ops Support
    - Treana Higginbotham, Dept. Mgr, Workout Spec.
    - Julie Mathis, Sect. Mgr II, Organ. Design
    - Wendy Knafelc, Dept. Mgr, Spec. Projects
  - Danny Lawson, Senior Mgr, Reserves
  - Open, National REO &Special Services
    - Haran Sundareasan, SM II, Prime REO - FL
    - Marilyn Sanders, Asset Mgr II, SP REO - TX

Management Experience

Steve Champney, Senior Vice President
National Default Management

Ed Bach

National Manager
Prime/Subprime Collections &
Subprime Loss Mitigation
Location: Jacksonville/Chatsworth
14 Years Experience

Sub-prime FDP/EDP Strategy Integration
Lisa Shepherd – 16 Years Experience
MIS/Budget - Default Technical Support
Cynthia Vranesevic – 16 Years Experience

Brad Kallner

National Manager
Prime Loss Mitigation

Location: Jacksonville
15 Years Experience

Ken Bartell

National Manager
Final Analysis, Dialer, and Default
Reporting
Location: Chatsworth/Jacksonville
21 Years Experience

Danny Lawson

FVP
Reserves

Location: Jacksonville
20 Years Experience

Ann Thorn

National Manager
Asset Recovery

Location: Chatsworth/Jacksonville
16 Years Experience

Renee Johnson

National Manager
Strategic Operations/REO

Location: Jacksonville
18 Years Experience

 **Washington Mutual**

Servicer Ratings reflect above average ability

WMB's Subprime Servicer Ratings:

➤ Moody's – "SQ2" Above Average

"Moody's ratings are based on above average collection abilities, above average loss mitigation results, above average foreclosure timeline and REO management and above average servicer stability." Moody's Investors Service press release July 8, 2005.

➤ Standard & Poor's – "Above Average"

"Servicer demonstrates very high ability, efficiency, and competence in managing mid-to-large-sized portfolios, as well as solid management experience, an acceptable track record, internal practices and policies that meet industry or regulatory standards, and a managed-portfolio performance history similar to industry averages." Standard & Poor's

➤ Fitch – "RPS2+" Full Approval (with Noted Strengths)

"Servicers that receive a level two (2/2+/2-) rating have demonstrated high performance in all relevant categories. In addition, the level two designations represent the servicer has specific strengths in several areas…" Fitch Ratings

 **Washington Mutual**

Recent improvements in subprime servicing strategy

✓ Simplified performance incentive plan and increased bonus potential

✓ Developed new capacity and forecasting models to ensure appropriate staffing levels maintained

✓ Added second site in Florida to extend hours of coverage and enhance disaster recovery

✓ Significantly enhanced dialer usage to increase size of calling campaigns and penetration rate; utilized call blending options resulting in an increase of "Right Party Contacts" and Service Levels

✓ Automated Default operational reports and employee dashboards

✓ Rolled out the "BITB Service Platform" to Subprime Collections and Loss Mitigation enabling customized payment and workout plans

✓ Automated foreclosure referral process resulting in increased consistency and efficiency

Washington Mutual

Improved Servicing Metrics

Outbound Call Volume



Inbound Call Volume



Calls in Campaign



Penetration Rate



 **Washington Mutual**

Washington Mutual Overview

 **Washington Mutual**

Leading Player in All Business Lines

National Rankings

Retail Banking	
Total deposits and retail banking stores	6th
Debit cards outstanding	3rd
Home equity loans	5th
Bank credit card issuer[1]	6th
Commercial Group	
Multi-family portfolio holdings	1st
Home Loans	
Home lending originations and servicing[2]	3rd
Subprime lending[3]	10th

[1] Nilson Report, 8/06, mid-year 2006 ranking.
[2] Inside Mortgage Finance, YTD through 6/30/06 (originations), as of 6/30/06 (servicing)
[3] Inside B&C Lending, YTD through 6/30/06

 **Washington Mutual**

Powerful Distribution Franchise

⭐ **Presence in 18 of 30 Largest Metropolitan Areas**

🟧 **Retail Banking and Mortgage Lending**

    2,225 Retail Stores in 15 States

    3,924 ATMs

    325 Home Loan Centers in 22 States

🟩 **Wholesale, Consumer Direct and/or Long Beach Mortgage Lending in 49 States**

🔺 **Multi-Family Lending through 46 Offices in 17 Markets**

As of 9/30/06

 **Washington Mutual**

Asset Mix Continues to Evolve

$187 billion
As of 12/31/99



Prime SFRs and MBS — 76%
Subprime[1] — 2%
Other Assets — 7%
Multi-Family and CRE — 10%
Home Equity and Consumer — 5%

$349 billion
As of 9/30/06



Prime SFRs and MBS — 43%
Credit Cards — 3%
Subprime[1] — 6%
Other Assets[2] — 16%
Loans Held for Sale — 7%
Multi-Family and CRE — 9%
Home Equity and Consumer — 16%

[1] Subprime loans are comprised of loans that have been purchased or originated through WaMu's subprime lending programs
[2] Other assets includes mortgage servicing rights, goodwill, other investment securities and cash and cash equivalents

 Washington Mutual

Management Depth

- WaMu has added management depth over the past year and a half, hiring talented executives with extensive experience at leading commercial banks and other financial services firms



Kerry Killinger
Chairman and CEO
34 Years of Industry Experience

- **Tom Casey**, CFO, *15 Years*
  - **John Woods**, Controller, *19 Years*
  - **Robert Williams**, Treasurer, *20 Years*
- **Fay Chapman**, General Counsel, *30 Years*
- **Steve Rotella**, President and COO, *27 Years*
  - James Corcoran, President, Retail Bank, 25 years
  - **Joseph Saunders**, President, Credit Cards, *37 Years*
  - **David Schneider**, President, Home Loans, *13 Years*
  - **Al Brooks**, President, Commercial, *27 Years*
  - **Deb Horvath**, **Chief Tech. Officer**, *26 Years*
- **Ron Cathcart**, Chief Enterprise Risk Officer, *23 Years*

Executives shaded in yellow joined Washington Mutual after October 1, 2004

Washington Mutual

Strong Credit Ratings

- Based on WaMu's strong deposit base, lending franchise and financial strength

	Washington Mutual, Inc.			Washington Mutual Bank		
	Moody's	S&P	Fitch	Moody's	S&P	Fitch
Senior Unsecured LT	A3	A-	A	A2	A	A
Short Term	P2	A2	F1	P1	A1	F1
Subordinated	Baa1	BBB+	A-	A3	A-	A-
Deposit	n/a	n/a	n/a	A2	n/r	A+
Preferred Stock	Baa2	BBB	A-	n/r	n/r	n/r
Outlook	S	P	S	S	P	S

Moody's

- "Ratings reflect its solid consumer deposit and mortgage franchises, with strong market shares in many different geographic markets, as well as its good earnings, sound asset quality and solid management."[1]

Standard & Poor's

- "WaMu's successful and explosive de novo branch strategy targets new, high-growth markets for WaMu. This strategy has greatly improved WaMu's retail deposit profile."[2]

1 Source: Moody's, 6/16/05
2 Source: Standard and Poor's, 6/30/05

 Washington Mutual

Contacts

Doug Potolsky
WaMu Subprime Capital Markets
Senior Vice President
(212) 702-6961
doug.potolsky@wamu.net

Dave Coultas, CFA, CPA
Long Beach Mortgage
FVP, Capital Markets
(206) 302-4158
dave.coultas@wamu.net

Henry Engelken, CFA
WaMu Subprime Capital Markets
FVP, Director of Investor Relations
(212) 702-6965
henry.engelken@wamu.net

Long Beach Mortgage performance information:

www.longbeachmortgage.com

Lead underwriter contacts:

Vincent Varca
WaMu Capital Corp.
Director
(212) 702-6931
vincent.varca@wamu.net

Kevin Richmond
WaMu Capital Corp.
Subprime Trader
(212) 702-6921
Kevin.richmond@wamu.net

Washington Mutual